EXHIBIT 1

   Scantek Medical Announces Major Contract for the Purchase of 300,000 Units
    of its BreastCare(TM) Product At An Aggregate Selling Price In Excess of
     US$3.3 Million And Shipment of its First Order to Instituto Cultural Do
                               Trabalho in Brazil

     Cedar  Knolls,   NJ--(Primezone)--July   6,  2004--Scantek   Medical,  Inc.
(SKML.PK) announced today that the Company has entered into a contract with Comercial Marimex LTDA ("Comercial Marimex") for the sale of its BreastCare(TM)/BreastAlert(TM) Differential Temperature Sensor product ("BreastCare(TM)") in Brazil. Pursuant to the contract, Comercial Marimex has agreed to purchase 300,000 units of BreastCare(TM) at the rate of 25,000 units each month for 12 months. The Company anticipates that it will ship the first 25,000 units no later than September 15, 2004 and that it will make monthly shipments thereafter. The Company anticipates that it will receive each monthly payment no later than 120 days after each shipment is received by Commercial Marimex. The aggregate selling price for such units will be in excess of US$3,300,000.

      On May 6, 2004, the Company made the first of its monthly shipments to Instituto Cultural Do Trabalho ("Instituto Cultural") pursuant to the terms of the contract entered into by the Company and Instituto Cultural in December. The shipment contained in excess of 35,000 units of BreastCare(TM) for an aggregate selling price in excess of $500,000.

      BreastCare(TM) can significantly improve early detection of breast cancer when used as an adjunct to clinical breast examination and mammography. In clinical studies in the United States (i.e., Sloan Kettering Memorial, MD Anderson Cancer Center, Guttman Institute, NY, Georgetown University, and Brotman -UCLA), in Brazil and at the European Institute of Oncology in Milan, Italy, BreastCare(TM) has been clinically proven capable of recognizing metabolic activity (angiogenesis) by recording the heat differentiation of corresponding areas of the breast. At the present time, in developing countries, as well as industrial nations, there is no available screening procedure which identifies increased metabolic activity due to abnormal cell proliferation.

      Scantek Medical, Inc. is a high-tech medical company engaged in developing, manufacturing, selling and licensing of products and devices to assist in the early detection and diagnosis of disease. Ultimately, the Company intends to focus upon manufacturing, selling, and licensing the BreastCare(TM) device in other countries. The BreastCare(TM) device is to be used by physicians as an adjunct to clinical breast examination, mammography and other established procedures for the detection of breast disease.

      Statements in this press release which are not historical, including management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to the risk factors and other information set forth in the Company's filings with the Securities and Exchange Commission. Actual results could differ materially from any forward-looking statements and may vary from management's expectations and cannot be guaranteed.

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For more information
Dr. Zsigmond L. Sagi
Scantek Medical, Inc
973-401-0434